Foreign Exchange Structuring

Filed Pursuant to Rule 433

Registration No. 333-121067

FX Basket-Linked Note
(“Currency Appreciation Basket”)	Final Terms and Conditions
100% Principal-Protected	March 9, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Euro (EUR), Pound Sterling (GBP), Brazilian Real (BRL), Canadian Dollar (CAD), Chinese Yuan (CNY), Hong Kong Dollar (HKD), Japanese Yen (JPY) and Singapore Dollar (SGD) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currencies having a negative weighting in the basket). If the Basket Value is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return which is dependent upon the Leverage (300%) multiplied by the performance of the basket, which is, in turn, linked to the performance of the long currencies vs. the USD. If the Basket Value on the Valuation Date is less than or equal to zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 3,000,000

Principal Protection	100%

Trade Date	March 9, 2006

Issue Date	March 15, 2006

Valuation Date	March 10, 2011, subject to adjustment in accordance with the Valuation Business Day Convention

Maturity Date	March 15, 2011

Reference Currencies	Euro (EUR), Pound Sterling (GBP), Brazilian Real (BRL), Canadian Dollar (CAD), Chinese Yuan (CNY), Hong Kong Dollar (HKD), Japanese Yen (JPY), Singapore Dollar (SGD) and U.S. Dollar (USD)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Issue Price	100%

Leverage	300%

Redemption Amount	Principal Protection * principal amount of each note, plus Additional Amount, if any

Additional Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by

(subject to the occurrence of a Disruption Event): Leverage * Basket Value provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Value	The sum of the following quotients in respect of each Reference Currency:

Initial Reference Currency Amount	The Initial Reference Currency Amount for each Reference Currency is the amount of Reference Currency per USD 1 as set forth below:

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
EUR	0.83882	10%	0.08388
GBP	0.57562	10%	0.05756
BRL	2.16525	10%	0.21653
CAD	1.15975	20%	0.23195
CNY	8.04900	15%	1.20735
HKD	7.76115	10%	0.77612
JPY	117.60500	15%	17.64075
SGD	1.62830	10%	0.16283
USD	1.00000	-100%	-1.00000

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option	Reference Currency	Settlement Rate Option

EUR

One divided by the spot rate in (A):

(A) The U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10.00 a.m. New York time, on that Valuation Date.

GBP

One divided by the spot rate in (A):

(A) The U.S. Dollar/Sterling official fixing rate, expressed as the amount of U.S. Dollars per one Pound Sterling, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “GBP” at approximately 10.00 a.m. New York time, on that Valuation Date.

BRL

The Brazilian Real/U.S. Dollar offered rate for U.S. Dollars, expressed as the amount of Brazilian Reais per one U.S. Dollar, for settlement in two Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), which appears on Reuters Screen BRFR Page under the caption “Dolar PTAX” at approximately 6:30 pm Sao Paolo time on the Valuation Date.

CAD

The Canadian Dollar/U.S. Dollar official fixing rate, expressed as the amount of Canadian Dollars per one U.S. Dollar, for settlement in one Business Day reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “CAD” at approximately 10.00 a.m. New York time, on that Valuation Date.

CNY

The Chinese Yuan/U.S. Dollar official fixing rate, expressed as the amount of Chinese Yuan per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “CNY” at approximately 12.00 p.m. New York time, on that Valuation Date.

HKD

The Hong Kong Dollar/U.S. Dollar official fixing rate, expressed as the amount of Hong Kong Dollars per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “HKD” at approximately 12.00 p.m. New York time, on that Valuation Date.

JPY

The Japanese Yen/U.S. Dollar official fixing rate, expressed as the amount of Japanese Yen per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “JPY” at approximately 10.00 a.m. New York time, on that Valuation Date.

SGD

The Singapore Dollar/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on that Valuation Date.

The screen or time of observation indicated in relation to any Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Business Day	New York

Valuation Business Day

With respect to each Reference Currency,  any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city relevant to the observation of the Settlement Rate Option for such Reference Currency.

Business Day and Valuation Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible,for any Reference Currency other than EUR, (x) the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction or (y) of any Reference Currency between accounts inside any Reference Currency Jurisdiction or to a party that is a non-resident of such Reference Currency Jurisdiction;

(B)  the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates;

(C)  the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

Fallback Rate Observation Methodology

The Settlement Rate for a Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Underwriter	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Inc.

Identifier	ISIN:	52517PE98
	CUSIP:	US52517PE984

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Risk Factors

There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity is entirely dependent on the performance of the Reference Currencies. If the Basket Value is less than or equal to zero, then the investor will not receive any return on the notes. Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), a holder’s return on the notes will depend solely on the Additional Amount, if any, paid on the Maturity Date. Additionally, selling this security during a period when the Basket Value at that time (calculated using the respective spot exchange rates at that time) is less than zero, or during a period in which the market’s perception of the probability of the Basket Value being less than zero is high, may result in a dollar price significantly less than 100%

of the principal amount of notes sold. Although the notes are principal-protected if held to maturity, selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currencies relative to the U.S. dollar have in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currencies, which depend in part on the supply and demand for the Reference Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currencies are circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currencies or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc. or its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in one or more Reference Currencies or in other instruments, such as options, swaps or futures, based on one or more Reference Currencies. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currencies. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. Lehman Brothers Holdings Inc. intends to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, Lehman Brothers Holdings Inc. intends to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the prospectus dated May 18, 2005.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule. Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the notes).

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the “denomination currency” for such instrument is determined to be the United States Holder’s functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for non-functional currency contingent payment debt instruments. Lehman Brothers Holdings Inc. intends to take the position that the denomination currency of the notes is the U.S. dollar. If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes. A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency. Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for non-functional currency contingent payment debt instruments.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately 5.26%, compounded quarterly.  Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until they are issued. A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest. A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior original issue discount inclusions with respect to the note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income. Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the prospectus dated May 18, 2005):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the prospectus dated May 18, 2005.

It is possible that the notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the tax consequences arising under state, local, foreign and other tax laws.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending March 7, 2003 through the week ending March 3, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per unit of Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Additional Amount Payment Examples

The following payment examples for this note shows scenarios under which the Additional Amount will or will not be payable on the notes, based on the Initial Reference Currency Rates and Leverage (as determined on the Trade Date) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date) and the resulting the Basket Value. The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: Each Reference Currency (except the USD) appreciates relative to its Initial Reference Currency Rate, resulting in a Basket Value greater than zero.

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
EUR	0.83882	10%	0.08388	0.79688	0.10526
GBP	0.57562	10%	0.05756	0.54684	0.10526
BRL	2.16525	10%	0.21653	2.05699	0.10526
CAD	1.15975	20%	0.23195	1.10176	0.21053
CNY	8.04900	15%	1.20735	7.64655	0.15789
HKD	7.76115	10%	0.77612	7.37309	0.10526
JPY	117.60500	15%	17.64075	111.72475	0.15789
SGD	1.62830	10%	0.16283	1.54689	0.10526
USD	1.00000	-100%	-1.00000	1.00000	-1.00000

				Basket Value =	0.05263
				Leverage =	300%
				Additional Amount =	15.79%

Basket Value is 0.05263, resulting in an Additional Amount equal to 15.79% of the principal amount of the notes

Example 2: Each Reference Currency (except the USD) depreciates relative to its Initial Reference Currency Rate, resulting in a Basket Value greater than zero.

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
EUR	0.83882	10%	0.08388	0.88076	0.09524
GBP	0.57562	10%	0.05756	0.60440	0.09524
BRL	2.16525	10%	0.21653	2.27351	0.09524
CAD	1.15975	20%	0.23195	1.21774	0.19048
CNY	8.04900	15%	1.20735	8.45145	0.14286
HKD	7.76115	10%	0.77612	8.14921	0.09524
JPY	117.60500	15%	17.64075	123.48525	0.14286
SGD	1.62830	10%	0.16283	1.70972	0.09524
USD	1.00000	-100%	-1.00000	1.00000	-1.00000

				Basket Value =	-0.04762
				Leverage =	300%
				Additional Amount =	0.00%

Basket Value is -0.04762, resulting in an Additional Amount equal to 0% of the principal amount of the notes

Example 3:  EUR, GBP, BRL, CAD, CNY and HKD appreciate relative to their Initial Reference Currency Rates and JPY and SGD depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
EUR	0.83882	10%	0.08388	0.79688	0.10526
GBP	0.57562	10%	0.05756	0.54684	0.10526
BRL	2.16525	10%	0.21653	2.05699	0.10526
CAD	1.15975	20%	0.23195	1.10176	0.21053
CNY	8.04900	15%	1.20735	7.64655	0.15789
HKD	7.76115	10%	0.77612	7.37309	0.10526
JPY	117.60500	15%	17.64075	123.48525	0.14286
SGD	1.62830	10%	0.16283	1.70972	0.09524
USD	1.00000	-100%	-1.00000	1.00000	-1.00000

				Basket Value =	0.02757
				Leverage =	300%
				Additional Amount =	8.27%

Basket Value is 0.02757, resulting in an Additional Amount equal to 8.27% of the principal amount of the notes

Example 4:  EUR and GBP appreciate relative to their Initial Reference Currency Rates and BRL, CAD, CNY, HKD, JPY and SGD depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
EUR	0.83882	10%	0.08388	6.28000	0.01336
GBP	0.57562	10%	0.05756	1.74000	0.03308
BRL	2.16525	10%	0.21653	2.16000	0.10024
CAD	1.15975	20%	0.23195	1.16000	0.19996
CNY	8.04900	15%	1.20735	8.05000	0.14998
HKD	7.76115	10%	0.77612	7.76000	0.10001
JPY	117.60500	15%	17.64075	117.46000	0.15019
SGD	1.62830	10%	0.16283	1.63000	0.09990
USD	1.00000	-100%	-1.00000	1.00000	-1.00000

				Basket Value =	-0.15328
				Leverage =	300%
				Additional Amount =	0.00%

Basket Value is -0.15328, resulting in an Additional Amount equal to 0% of the principal amount of the notes

Weighting Analysis

The graph below illustrates the weighting of each Reference Currency in the basket for this note.